Exhibit 99.1

Origin Agritech Limited Files Form 20-F with Audited Financial Results for the Nine Months Ended September 30, 2006

    BEIJING--(BUSINESS WIRE)--Feb. 15, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin") today announced that it has filed its Form 20-F for its nine months ended September 30, 2006. Included in this filing are audited financial results for Origin for the nine months ended September 30, 2006, which are not materially different from the unaudited financial results issued by the Company in its January 29, 2007 press release. A copy of the filing in its entirety is available at www.sec.gov.

    ABOUT ORIGIN

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently in the market.

    FORWARD LOOKING STATEMENT

    This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations, assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608